SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                               The Brink's Company
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    109696104
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                             Pirate Capital LLC 200
                          Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 9, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 2 OF 9 PAGES
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PIRATE CAPITAL LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                        7     SOLE VOTING POWER

                              -0-
                        --------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  601,988
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   -0-
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,760,200
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      3,760,200
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.40%
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14    TYPE OF REPORTING PERSON*

      IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 3 OF 9 PAGES
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS R. HUDSON JR.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                        7     SOLE VOTING POWER

                              3,158,212
                        --------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  601,988
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   -0-
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,760,200
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      3,760,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.40%
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14    TYPE OF REPORTING PERSON*

      IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 4 OF 9 PAGES
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Item 1. SECURITY AND ISSUER

The Schedule 13D filed by Pirate Capital LLC, a Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relates to the shares ("Shares") of common stock, of The Brink's Company (the "Issuer"). The principal executive office of the Issuer is located at 1801 Bayberry Court, Richmond, Virginia 23226-8100.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by Pirate Capital LLC, a Delaware limited liability company and Thomas R. Hudson Jr. Each of the Reporting Persons is deemed to be the beneficial owner of the Shares, held by Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger Activist Portfolio Company LTD and Mint Master Fund LTD (the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(b) The principal business address of the Reporting Persons is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

(c) The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Thomas R. Hudson Jr. is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Funds for the purchase of the Shares were derived from available capital of the Holders. A total of approximately $154,834,381 was paid to acquire the Shares.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the Shares believing them to be materially undervalued. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may make further purchases of the Shares from time to time and may dispose of any or all of the Shares held by them at any time.

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 5 OF 9 PAGES
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      Except as set forth herein or such as would occur upon completion of any of the actions discussed above, none of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market, general economic and industry conditions, and actions taken by the Issuer's board of directors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, electing persons to the Issuer's board of directors, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to their investment in the Issuer, and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

      (a) As of the close of business on February 17, 2006, the Reporting Persons beneficially owned 3,760,200 Shares, constituting approximately 6.40% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 58,741,521 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund LTD, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the 601,988 Shares held by Jolly Roger Fund LP and Mint Master Fund LTD. By virtue of an agreement with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital LLC has dispositive power with respect to all of the 3,158,212 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, Thomas R. Hudson Jr. has sole voting power with respect to the 3,158,212 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital, LLC has voting power or dispositive power; thus giving him an aggregate of shared voting power with respect to the 601,988 Shares and shared dispositive power with respect to 3,760,200 Shares with Pirate Capital LLC.

      (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days. All of the Shares were purchased in open market transactions, with the exception of 100 shares purchased in a private transaction pursuant to the exercise of a put.

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 6 OF 9 PAGES
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Jolly Roger Activist Portfolio Company LTD

Trade Date                      Shares Purchased (Sold)          Price per Share
----------                      ----------------                 ---------------
1/4/2006                                  50,000                      48.22
1/5/2006                                  25,000                      47.83
2/1/2006                                   1,400                      53.03
2/9/2006                                 309,063                      49.58
2/13/2006                                    100                      50.00
2/17/2006                               (250,000)                     49.15

Jolly Roger Fund LP

Trade Date                      Shares Purchased (Sold)          Price per Share
----------                      ----------------                 ---------------
2/9/2006                                  60,557                      49.58
2/9/2006                                  37,631                      49.58
2/17/2006                                 50,000                      49.15

Jolly Roger Offshore Fund LTD

Trade Date                      Shares Purchased (Sold)          Price per Share
----------                      ----------------                 ---------------
12/22/2005                                25,700                      48.42
12/23/2005                                25,000                      48.51
12/27/2005                                25,000                      47.65
12/28/2005                                 1,200                      47.52
12/30/2005                                77,000                      47.90
 1/26/2006                                25,000                      50.44
 2/2/2006                                 20,400                      52.77
 2/9/2006                                242,228                      49.58
 2/9/2006                                150,521                      49.58
 2/10/2006                                50,000                      47.03
 2/10/2006                               103,500                      47.61
 2/17/2006                               200,000                      49.15

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 7 OF 9 PAGES
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Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE COMPANY.

      As set forth below, Jolly Roger Activist Portfolio Company LTD sold, as of January 26, 2006, put options requiring it to purchase an aggregate of 270,000 shares of Common Stock, each of which was sold on the open market. The Jolly Roger Activist Portfolio Company LTD purchased 100 Shares pursuant to the exercise of a put on February 13, 2006.

Date of Sale     Shares Underlying    Exercise Price per Share    Expiration Date    Purchase Price per Option
                      Options                    ($)                                            ($)
----------------------------------------------------------------------------------------------------------------
  01/26/06            200,000                   50.00                 02/18/06                  1.07
  01/27/06             70,000                   50.00                 02/18/06                   .97

      Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 8 OF 9 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2006


                                        PIRATE CAPITAL LLC

                                        By: /s/ Thomas R. Hudson Jr.
                                            ------------------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Portfolio Manager


                                        /s/ Thomas R. Hudson Jr.
                                        ----------------------------------------
                                        Thomas R. Hudson Jr.

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 9 OF 9 PAGES
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                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated February 17, 2006.

                                    EXHIBIT A

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 17, 2006


                                        PIRATE CAPITAL LLC

                                        By: /s/ Thomas R. Hudson Jr.
                                            ------------------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Portfolio Manager


                                        /s/ Thomas R. Hudson Jr.
                                        ----------------------------------------
                                        Thomas R. Hudson Jr.